FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Orpathys approved in China for lung cancer

23 June 2021 07:00 BST

Orpathys approved in China for patients
with lung cancer and MET gene alterations

First-in-class approval in China in this setting and first regulatory approval for the oral, potent and highly selective MET tyrosine kinase inhibitor

AstraZeneca and HUTCHMED’s Orpathys (savolitinib) has been granted conditional approval in China to treat patients with non-small cell lung cancer (NSCLC) with MET exon 14 skipping alterations who have progressed following prior systemic therapy or are unable to receive chemotherapy.

This approval follows a priority review designation by the Center for Drug Evaluation of China’s National Medical Products Administration (NMPA) and marks the first global regulatory approval for the oral, potent, and highly selective MET tyrosine kinase inhibitor (TKI).

More than a third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumours with MET exon 14 skipping alterations, a targetable mutation in the MET gene.1-3 This mutation is more common (13-22%) among patients with pulmonary sarcomatoid carcinoma (PSC), a rare and aggressive subtype of NSCLC usually resistant to chemotherapy.1,4

The approval by the NMPA was based on positive results from a single-arm Phase II trial conducted in China in patients with NSCLC with this mutation, including patients with the PSC subtype. Orpathys demonstrated robust anti-tumour activity based on an independent review of objective response rate (ORR) in the trial’s primary endpoint and its disease control rate (DCR). Continued approval is contingent upon the successful completion of a confirmatory trial in this patient population.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: “This approval makes Orpathys the only targeted medicine approved for these biomarker-selected patients in China, and it adds another novel medicine to our already diverse lung cancer portfolio. We are proud that this first-ever regulatory approval of Orpathys is in China, where we have a long-standing commitment to improving patient outcomes and working with the right partners to achieve that goal. Alongside HUTCHMED, we look forward to the continued development of this medicine across a range of cancers where MET alterations and amplification are drivers of tumour growth and treatment resistance.”

Christian Hogg, Chief Executive Officer, HUTCHMED, said: “It is with great pleasure that today we announce the first regulatory approval of Orpathys globally, HUTCHMED’s third self-discovered oncology drug to be commercialized. Our collaboration with AstraZeneca in 2011 has been an important driver in the development of this novel targeted oncology drug, involving both a China-based biotech and a global pharmaceutical company. This approval is a testament to the perseverance and scientific ingenuity of this long-standing alliance, and we are hopeful that this is only the beginning of the progress we can achieve for patients with MET-altered tumours.”

In the Phase II trial, at a median follow up of 17.6 months, Orpathys demonstrated an ORR of 42.9% (95% confidence interval [CI] 31.1-55.3) and median progression-free survival (PFS) of 6.8 months (95% CI 4.2-9.6) in the overall trial population. PFS was clinically meaningful across subgroups, and ORR results were consistent regardless of prior treatment or tumour histology, including in patients with the PSC subtype (40.0%, 95% CI 21.1-61.3) and patients with other NSCLC subtypes (44.4%, 95% CI 29.6-60.0). DCR in the overall trial population was 82.9% (95% CI 72.0-90.8).

The safety and tolerability profile of Orpathys was consistent with previous trials, and no new safety signals were identified. Most adverse events (AEs) were Grade 1–2 and resolved with dose modification or discontinuation. Grade 3 or higher AEs occurred in 45.7% of patients, and treatment-related serious AEs occurred in 24% of patients. One treatment-related death was reported from tumour lysis syndrome in a patient with PSC.

Results from the Phase II trial were presented during the American Society of Clinical Oncology ASCO20 Virtual Scientific Program in May 2020, and updated results were published in The Lancet Respiratory Medicine in June 2021.

As part of the joint global development programme with HUTCHMED, Orpathys is being evaluated in combination with Tagrisso and other medicines to address tumour mechanisms of resistance in NSCLC in the ORCHARD and SAVANNAH Phase II trials for the combinations to provide longer duration of benefit, and as a treatment for other MET-driven tumours, including papillary renal cell carcinoma, and gastric and gastroesophageal junction cancers.

NSCLC, PSC and MET aberrations
Lung cancer is the leading cause of cancer death among men and women, accounting for about one-fifth of all cancer deaths.2 Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.5 The majority of NSCLC patients are diagnosed with advanced disease.6

PSC is a rare subtype of NSCLC, comprising 0.3-3% of all lung malignancies.7 Compared with other NSCLC subtypes, PSC patients have a poorer prognosis and limited treatment options.4,8-9

MET is a tyrosine kinase receptor.10 While MET genetic alterations are common in many solid tumours, MET exon 14 skipping alterations are more frequently associated with lung cancer, occurring in approximately 2-3% of patients with NSCLC and 13-22% of patients with PSC.1,4,11 MET amplification or overexpression is one of the mechanisms of acquired resistance to epidermal growth factor receptor (EGFR) TKIs for metastatic EGFR-mutated NSCLC.10

NCT02897479
The single-arm, open-label Phase II trial NCT02897479 assessed the efficacy and safety of Orpathys in the treatment of Chinese patients with locally advanced or metastatic PSC or other NSCLC subtypes with MET exon 14 skipping alterations who progressed on prior treatment or were unable to receive chemotherapy.

Patients were treated with weight-based dosing of Orpathys once-daily oral tablets (600mg/day or 400mg/day for patients weighing less than 50kg). Treatment continued until disease progression, death, intolerable toxicity, or discontinuation. The trial enrolled 70 patients across multiple centres in China. The primary endpoint was ORR, and key secondary endpoints were PFS, DCR and safety assessment.

Orpathys
Orpathys (savolitinib) is an oral, potent, and highly selective MET TKI that has demonstrated clinical activity in advanced solid tumours. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations) or gene amplification.

Orpathys is currently under clinical development for multiple tumour types, including lung, kidney, and gastric cancers, as a single treatment and in combination with other medicines.

AstraZeneca and HUTCHMED collaboration
In 2011, AstraZeneca and HUTCHMED entered a global licensing agreement to jointly develop and commercialise Orpathys. HUTCHMED is responsible for the manufacturing and supply of Orpathys, and AstraZeneca is responsible for its commercialisation in China and worldwide. Sales of Orpathys will be recognised by AstraZeneca.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and assessing innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company’s comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company’s focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter.

Contacts
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References
1.
Vuong HG, et al. Clinicopathological implications of MET exon 14 mutations in non-small cell lung cancer – A systematic review and meta-analysis. Lung Cancer 2018; 123: 76-82.
2.
World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed June 2021.
3.
World Health Organization. International Agency for Research on Cancer. Globocan China Fact Sheet 2020. Available at http://gco.iarc.fr/today/data/factsheets/populations/160-china-fact-sheets.pdf. Accessed June 2021.
4.
Liu X, et al. Next-generation sequencing of pulmonary sarcomatoid carcinoma reveals high frequency of actionable MET gene mutations. J Clin Oncol 2016; 34: 794-802.
5.
LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed June 2021.
6.
Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
7.
Baldovini C, et al. Approaches to tumor classification in pulmonary sarcomatoid carcinoma. Lung Cancer (Auckl) 2019; 10: 131-49.
8.
Maneenil K, et al. Sarcomatoid carcinoma of the lung: the Mayo Clinic experience in 127 patients. Clin Lung Cancer 2018; 19: e323-e33.
9.
Martin LW, et al. Sarcomatoid carcinoma of the lung: a predictor of poor prognosis. Ann Thorac Surg 2007; 84: 973-80.
10.
Organ SL, et al. An overview of the c-MET signaling pathway. Ther Adv Med Oncol 2011; 3(1Suppl): S7-S19.
11.
Salgia R, et al. The promise of selective MET inhibitors in non-small cell lung cancer with MET exon 14 skipping. Cancer Treat Rev 2020; 87:102022

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 June 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary